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                               PIRATE CAPITAL LLC
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                                                                   June 20, 2006

Edward R. Muller
Chairman and Chief Executive Officer
Mirant Corporation
1155 Perimeter Center West
Suite 100
Atlanta, GA 30338


Mr. Muller:

      Pirate Capital LLC, as the investment advisor to Jolly Roger Fund LP and Jolly Roger Offshore Fund LTD, is the beneficial owner of approximately 5 million shares, or 1.6%, of the common stock of Mirant Corporation ("Mirant" or the "Company"). We commend your decision to withdraw your proposal to acquire NRG Energy Inc. ("NRG") after concerns were raised by Pirate Capital and other significant stockholders. We further encourage management, after your meetings this week with shareholders, to promptly devise a more concise public strategy as to how the Company plans to utilize cash, and maximize long-term stockholder value.

      Enclosed you will find Pirate Capital's analysis of the methods we perceive would best maximize long-term stockholder value. We view Mirant as an undervalued and underleveraged independent power producer (IPP) with valuable domestic and international assets. We urge management to focus on closing the valuation gap and to implement a more efficient capital structure. Mirant has significant sources of cash including: cash on the balance sheet, capacity for additional leverage at Mirant Corporation, proceeds from the Philippines recapitalization plan, and a sale of all international assets. We estimate this cash to be approximately $4.7 billion and believe it should entirely be used to buyback Mirant stock.

Maximize stockholder value by closing the valuation gap, divesting assets, and buying back stock:

      1) Mirant's value today assuming a peer valuation of 7.7x 2007 EBITDA is approximately $32.00 per share.

      2)    Near term sources of cash for a stock repurchase program:

            a.    $1.3 billion of available cash on balance sheet

            b. $500 million via a conservative levered re-cap at Mirant Corporation

            c.    $940 million estimated cash from Philippines recap

            d.    Total near term cash available for buyback $2.74 billion

      3)    Mid term sources of cash for a stock repurchase program:

            a. $1.2 billion of proceeds from sale of remaining Philippines equity

            b.    $775 million of proceeds from sale of Caribbean assets

            c. Total mid term cash available for buyback approximately $2 billion

      Upon the completion of the aforementioned transactions Mirant will become a pure play North American IPP. We believe at that time the Company should trade at the peer group P/E of 18.3x vs. the current P/E of 13.7x. Thus, including the initiatives and trading at a peer group multiple, a total of approximately $15.00 per share in value will be created implying a stock price of approximately $40 per share.

      In addition to the aforementioned initiatives Mirant should also implement additional actions. Such actions include the election of shareholder representatives to the Board, a potential sale of domestic non-core assets, the resetting of guidance to incorporate the $40 - $45 million per annum improvement in EBITDA (from the proposed PEPCO settlement), and a modification of Mirant's bylaws to require a shareholder vote on all acquisitions exceeding 10% of the equity market capitalization of the Company.


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              200 Connecticut Avenue; 4th Floor, Norwalk, CT 06854
                      Phone: 203-854-1100 Fax: 203-854-5841
                            www.piratecapitalllc.com


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      Implicit in this analysis is the view that the Board must at all times be open to entertaining viable offers for the outright sale of the Company in its role as fiduciary for shareholders. In the event the Company is unable to proactively close the perceived valuation gap by implementing the requested initiatives, we would then strongly urge the Company to put itself up for sale.

      We look forward to working with you and the entire Mirant Board of Directors to devise a strategy to enhance stockholder value. We believe that a meeting with the entire Mirant Board would be mutually beneficial to both parties providing the Board an opportunity to better understand our analysis and thoughts on maximizing stockholder value.



      Very truly yours,


      /s/ Thomas R. Hudson Jr.
      Thomas R. Hudson Jr.
      Portfolio Manager


      cc: Mirant Board of Directors